Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO  80203

October 13, 2009

Via EDGAR

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Financial Investors Trust (the “Registrant”)
File Nos. 33-72424, 811-8194

Dear Mr. Ganley:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 43 (“PEA 43”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a) of the Securities Act of 1933, as amended.

PEA 43 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 39 (“PEA 39”) filed on July 31, 2009 on Form N-1A.  PEA 43 (i) reflects changes to PEA 39 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on September 16, 2009, (ii) includes private account performance information of certain accounts managed by the sub-adviser, as well as certain other information not previously included in PEA 39 and (iii) includes certain other required exhibits.

PEA 43 includes a prospectus (the “Prospectus”) and statement of additional information for the ALPS/GNI Long-Short Fund (the “Fund”), a series of the Registrant.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on September 16, 2009 to PEA 39, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

STAFF COMMENTS:  PEA 39 — PROSPECTUS

1.                                       Staff Comment:  With respect to the “Short Sales Risk” under the “What are the Fund’s Principal Investment Strategies?” section under the heading “INVESTMENT OBJECTIVE, STRATEGY & PRINCIPAL RISKS” on page 2 of PEA 39, please indicate if there are any limits imposed on the amount of shorting within the Fund.

Registrant’s Response:  The Registrant has confirmed with the Sub-Adviser that the Fund may engage in short sales and no limits will be imposed on the amount of shorting within the Fund, other than as provided in the Investment Company Act of 1940, as amended, or the Internal Revenue Code of 1986, as amended (the “Code”).  The Registrant respectfully submits that no additional disclosure is required.

2.                                       Staff Comment:  With respect to the “Leverage Risk” under the What are the Fund’s Principal Investment Strategies?” section under the heading “INVESTMENT OBJECTIVE, STRATEGY & PRINCIPAL RISKS” on pages 2-3 of PEA 39, please clarify that the leverage risk is a result of the Fund’s short sale principal investment strategy.

Registrant’s Response:  The Registrant has revised the disclosure to comply with the Staff’s request.

3.                                       Staff Comment:  With respect to the “Exchange Traded Funds Risk” under the What are the Fund’s Principal Investment Strategies?” section under the heading “INVESTMENT OBJECTIVE, STRATEGY & PRINCIPAL RISKS” on pages 3-4 of PEA 39, please consider removing the disclosure covering stock market risk in general.

Registrant’s Response:  The Registrant has revised the disclosure to comply with the Staff’s request.

4.                                       Staff Comment:  With respect to the “Emerging Markets Risk” under the What are the Fund’s Principal Investment Strategies?” section under the heading “INVESTMENT OBJECTIVE, STRATEGY & PRINCIPAL RISKS” on page 1 of PEA 39, please clarify whether emerging markets is a principal strategy of the Fund.

Registrant’s Response:  The Registrant has confirmed with the Sub-Adviser that investing in foreign markets includes investing in emerging markets.  The Registrant has revised the principal investment strategy disclosure accordingly.

5.                                       Staff Comment:  With respect to the “What are the Fund’s Principal Investment Strategies?” section under the heading “INVESTMENT OBJECTIVE, STRATEGY & PRINCIPAL RISKS” on pages 3-4 of PEA 39, if exchange traded funds (“ETFs”) are used as a principal investment strategy of the Fund, please explain why Acquired Fund Fees and Expenses is disclosed as less than 0.01% in the “FEES AND EXPENSES OF THE FUND” table on page 6 of PEA 39.

Registrant’s Response:  The Registrant has confirmed with the Sub-Adviser that ETFs will not be used as a principal investment strategy of the Fund and, therefore, estimated Acquired Fund Fees and Expenses will not exceed 0.01% of the average net assets of the Fund.  The Registrant has removed this line item from the “FEES AND EXPENSES OF THE FUND” table.

6.                                       Staff Comment:  With respect to “Other Expenses” under the “FEES AND EXPENSES OF THE FUND” table” on page 6 of PEA 39, please confirm that estimated dividends paid on short sales are included in “Other Expenses.”

Registrant’s Response:  The Registrant has revised the disclosure to include estimated dividends paid on short sales as a separate subcategory item under “Other Expenses.”

7.                                       Staff Comment:  With respect to the “FEES AND EXPENSES OF THE FUND” table page 6 of PEA 39, please confirm that the term of the contractual fee waiver is at least one year from the effective date of the Fund’s prospectus.

Registrant’s Response:  The Registrant has revised the disclosure in accordance with the Staff’s request.

STAFF COMMENTS:  PEA 39 — STATEMENT OF ADDITIONAL INFORMATION (“PEA SAI 39”)

8.                                       Staff Comment:  In the “INVESTMENT LIMITATIONS” section on page 45 of PEA SAI 39, please confirm the Fund’s concentration policy.

Registrant’s Response:  The Registrant has included the Fund’s concentration policy in accordance with the Staff’s request.

9.                                       Staff Comment:  In the “TRUSTEES AND OFFICERS” section on beginning on page 58 of PEA SAI 39, please confirm whether all of the Trustees are Independent Trustees.

Registrant’s Response:   At the time of the filing of PEA SAI 39, there were three Trustees, all of whom were Independent Trustees.  Effective August 7, 2009, in addition to these three Independent Trustees, two new Independent Trustees and one Interested Trustee were elected by the Registrant’s shareholders.  The “TRUSTEES AND OFFICERS” section of the disclosure has been revised to reflect the current Trustees as a result of the shareholder vote.

* * * * *

The Registrant hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or need further clarification, please contact me at (720) 917-0651.

Very truly yours,

/s/ JoEllen L. Legg
JoEllen L. Legg
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq.
Davis Graham & Stubbs LLP